UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                                 (Rule 13d-101)

                               (Amendment No. 17)

  INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(A) AND
               AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                               Liquid Audio, Inc.
                               ------------------
                                (Name of Issuer)

                          Common Stock, $.001 par value
                         (Title of Class of Securities)


                                  53631T102000
                                  ------------
                                 (CUSIP Number)


                              Mr. James Mitarotonda
                        c/o Barington Capital Group, L.P.
                         888 Seventh Avenue, 17th Floor
                              New York, N.Y. 10019
                                 (212) 974-5700
                                 --------------
                     (Name, Address and Telephone Number of
                      Person Authorized to Receive Notices
                               and Communications)


                                December 31, 2003
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box: |_|.

                                  SCHEDULE 13D

CUSIP No. 53631T102000
----------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    MM Companies, Inc.                                               54-1811721
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  |x|
                                                                    (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                          |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          655,700
SHARES                    ------------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                      ------------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             655,700
WITH                      ------------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    655,700
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                    |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.8%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
----------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Barington Companies Equity Partners, L.P.                         13-4088890
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (a) |x|
                                                                   (b) |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                  |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          481,700
SHARES                     -----------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             481,700
WITH                       -----------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    481,700
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                       |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    2.1%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
----------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Securities, LLC                                            58-2253019
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (a)  |x|
                                                                       (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                                       |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          118,000
SHARES                     -----------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             118,000
WITH                       -----------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    118,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                   |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    BD
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
----------------------

1)  NAME OF REPORTING PERSON
    S.S.  OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Domrose Sons Partnership                                         11-3256586
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  |x|
                                                         (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) OR 2(e)                                             |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    New York
--------------------------------------------------------------------------------
                           7)   SOLE VOTING POWER
NUMBER OF                       8,000
SHARES                   -------------------------------------------------------
BENEFICIALLY               8)   SHARED VOTING POWER
OWNED BY                        none
EACH                     -------------------------------------------------------
REPORTING                  9)   SOLE DISPOSITIVE POWER
PERSON                          8,000
WITH                     -------------------------------------------------------
                          10)   SHARED DISPOSITIVE POWER
                                none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    8,000
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                     |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    RCG Ambrose Master Fund Ltd.                                     98-0212993
 -------------------------------------------------------------------------------
2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |x|
                                                                  (b)  |_|
--------------------------------------------------------------------------------
3)  SEC USE ONLY

--------------------------------------------------------------------------------
4)  SOURCE OF FUNDS
    WC
--------------------------------------------------------------------------------
5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(d) OR 2(e)                                               |_|
--------------------------------------------------------------------------------
6)  CITIZENSHIP OR PLACE OF ORGANIZATION
    Cayman Islands
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          42,750
SHARES                     -----------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             42,750
WITH                       -----------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    42,750
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                 |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
  ------------------------------------------------------------------------------

                                  SCHEDULE 13D

CUSIP No. 53631T102000
----------------------

1)  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    Ramius Master Fund Ltd.                                           98-0395643
 -------------------------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a)  |x|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3) SEC USE ONLY

--------------------------------------------------------------------------------
4) SOURCE OF FUNDS
   WC
--------------------------------------------------------------------------------
5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
   2(d) OR 2(e)                                                        |_|
--------------------------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION
   Cayman Islands
--------------------------------------------------------------------------------
                              7)   SOLE VOTING POWER
NUMBER OF                          71,250
SHARES                     -----------------------------------------------------
BENEFICIALLY                  8)   SHARED VOTING POWER
OWNED BY                           none
EACH                       -----------------------------------------------------
REPORTING                     9)   SOLE DISPOSITIVE POWER
PERSON                             71,250
WITH                       -----------------------------------------------------
                             10)   SHARED DISPOSITIVE POWER
                                   none
--------------------------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    71,250
--------------------------------------------------------------------------------
12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES |_|
--------------------------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    less than 1.0%
--------------------------------------------------------------------------------
14) TYPE OF REPORTING PERSON
    OO
--------------------------------------------------------------------------------

            Introduction. This Amendment No. 17 amends and supplements the
Schedule 13D, dated September 28, 2001, as amended to date (the "Schedule 13D"), filed with the Securities and Exchange Commission by MM Companies, Inc., formerly known as musicmaker.com, Inc. ("MM Companies"), Jewelcor Management, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC and Domrose Sons Partnership with respect to the common stock, $.001 par value (the "Common Stock"), of Liquid Audio, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 800 Chesapeake Drive, Redwood City, California 94063.

            Item 2(a) - (c) of Schedule 13D, "Identity and Background" is deleted in its entirety and replaced with the following:

      (a) - (c) This statement is being filed by MM Companies, Barington Companies Equity Partners, L.P., Ramius Securities, LLC, Domrose Sons Partnership, RCG Ambrose Master Fund Ltd. and Ramius Master Fund Ltd. (collectively, the "Reporting Entities").

      MM Companies, Inc. is a Delaware corporation that was formerly engaged in the business of marketing customized compact discs over the internet and is presently exploring alternative business opportunities. The address of the principal business and principal offices of MM Companies, Inc. is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019. The officers and directors of MM Companies, Inc. and their principal occupations and business addresses are set forth on Schedule I and incorporated by reference in this Item 2.

      Barington Companies Equity Partners, L.P. is a Delaware limited partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Barington Companies Equity Partners, L.P. is 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      The general partner of Barington Companies Equity Partners, L.P. is Barington Companies Investors, LLC. Barington Companies Investors, LLC is a Delaware limited liability company formed to be the general partner of Barington Companies Equity Partners, L.P. The address of the principal business and principal offices of Barington Companies Investors, LLC is 888 Seventh Avenue, 17th Floor, New York, New York 10019. James Mitarotonda is the managing member of Barington Companies Investors, LLC. The business address of Mr. Mitarotonda is c/o Barington Capital Group, L.P., 888 Seventh Avenue, 17th Floor, New York, New York 10019.

      Ramius Securities, LLC is a Delaware limited liability company and a registered broker-dealer. The address of the principal business and principal offices of Ramius Securities, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Securities, LLC is Ramius Capital Group, LLC. Ramius Capital Group, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. The address of the principal business and principal offices of Ramius Capital Group, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017.

      The Managing Member of Ramius Capital Group, LLC is C4S, LLC, a Delaware limited liability company formed to be the managing member of Ramius Capital Group, LLC. The address of the principal business and principal offices of C4S, LLC is 666 Third Avenue, 26th Floor, New York, New York 10017. Each of Peter A. Cohen, Morgan B. Stark, Jeffrey M. Solomon and Thomas W. Strauss is a managing member of C4S, LLC. The business address of each of Messrs. Cohen, Stark and Strauss is 666 Third Avenue, 26th Floor, New York, New York 10017.

      Domrose Sons Partnership is a New York partnership formed to engage in the business of acquiring, holding and disposing of investments in various companies. The address of the principal business and principal offices of Domrose Sons Partnership is c/o Mario Mitarotonda, Vincci, 70-39 Austin Street, Forest Hills, New York 11375.

      Each of James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is a partner in Domrose Sons Partnership. The business address of each James Mitarotonda, Mario Mitarotonda and Mike Mitarotonda is c/o Mario Mitarotonda, Vincci, 70-39 Austin Street, Forest Hills, New York 11375.

      RCG Ambrose Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in companies effecting extraordinary transactions. The address of the principal business and principal offices of RCG Ambrose Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of RCG Ambrose Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule V attached to the
Schedule 13D. Ramius Capital Group, LLC is the investment manager of RCG Ambrose Master Fund, Ltd.

      Ramius Master Fund, Ltd. is a Cayman Islands corporation engaged in investing in a multi-strategy portfolio. The address of the principal business and principal offices of Ramius Master Fund, Ltd. is Citco Fund Services (Cayman Islands) Ltd., Corporate Centre, West Bay Road, P.O. Box 31106 SMB, Grand Cayman, Cayman Islands, British West Indies. The executive officers and directors of Ramius Master Fund, Ltd. and their principal occupations and business addresses are set forth on Schedule VI attached to the Schedule 13D. Ramius Advisors, LLC is the investment manager of Ramius Master Fund, Ltd.

      Ramius Advisors, LLC is a Delaware limited liability company that is engaged in money management and investment advisory services for third parties and proprietary accounts. It is wholly owned by Ramius Capital Group, LLC who is also its sole managing member. The address of the principal business and principal offices of Ramius Advisors, LLC is 666 Third Avenue, 26th floor, New York, New York 10017.

            Item 3 of the Schedule 13D, "Source and Amount of Funds or Other Consideration," is deleted in its entirety and replaced with the following:

      All purchases of Common Stock by the Reporting Entities were made in the open market and were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The amount of the funds expended by the Reporting Persons for such purchases was $1,448,535 by MM Companies; $789,106 by Barington Companies Equity Partners, L.P.; $215,951 by Ramius Securities, LLC; $16,428 by Domrose Sons Partnership; $12,397.50 by RCG Ambrose Master Fund Ltd.; and $20,662.50 by Ramius Master Fund Ltd.

            Item 5(a) of the Schedule 13D, "Interest in Securities of the Issuer," is deleted in its entirety and replaced with the following:

      (a) As of the date hereof, the Reporting Entities own an aggregate of 1,377,400 shares of Common Stock, representing approximately 5.9% of the outstanding shares of Common Stock based upon the 23,176,858 shares of Common Stock reported by the Company to be issued and outstanding as of November 11, 2003 in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2003. The Reporting Entities previously reported their ownership of Common Stock together with Common Stock owned by Jewelcor Management, Inc. ("Jewelcor"). The Reporting Entities, but not Jewelcor, may continue to act together for the purpose of acquiring, holding or disposing of Common Stock of the Company, and accordingly may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934 and the rules thereunder. Inclusion of Jewelcor Management, Inc. in any such group is expressly disclaimed.

      As of the date hereof, MM Companies beneficially owns an aggregate of 655,700 shares of Common Stock, representing approximately 2.8% of the outstanding shares of Common Stock.

      As of the date hereof, Barington Company Equities Partners, L.P. beneficially owns an aggregate of 481,700 shares of Common Stock, representing approximately 2.1% of the outstanding shares of Common Stock.

      As of the date hereof, Ramius Securities, LLC beneficially owns an aggregate of 118,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

      As of the date hereof, Domrose Sons Partnership beneficially owns an aggregate of 8,000 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

      As of the date hereof, RCG Ambrose Master Fund Ltd. beneficially owns an aggregate of 42,750 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

      As of the date hereof, Ramius Master Fund Ltd. beneficially owns an aggregate of 71,250 shares of Common Stock, representing less than 1% of the outstanding shares of Common Stock.

            Item 7 of the Schedule 13D, "Material to be Filed as Exhibits," is amended by adding the following:

      99.27 Agreement of Joint Filing among MM Companies, Inc., Barington Companies Equity Partners, L.P., Ramius Securities, LLC, Domrose Sons Partnership, RCG Ambrose Master Fund Ltd. and Ramius Master Fund Ltd. and dated January 13, 2004.

                                   SIGNATURES
                                   ----------

            After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:   January 13, 2004

                                       MM COMPANIES, INC.


                                       By /s/ James A. Mitarotonda
                                         --------------------------------------
                                        Name:   James A. Mitarotonda
                                        Title:  President and Chief Executive
                                                Officer

                                       BARINGTON COMPANIES EQUITY PARTNERS, L.P.

                                       By: Barington Companies Investors,
                                           LLC, its general partner

                                       By /s/ James Mitarotonda
                                         --------------------------------------
                                        Name:   James Mitarotonda
                                        Title:  Manager

                                       RAMIUS SECURITIES, LLC

                                       By:  Ramius Capital Group, LLC, its
                                            managing member

                                       By /s/ Peter A. Cohen
                                         --------------------------------------
                                        Name:   Peter A. Cohen
                                        Title:  Authorized Signatory

                                       DOMROSE SONS PARTNERSHIP


                                       By /s/ James Mitarotonda
                                         --------------------------------------
                                        Name:   James Mitarotonda
                                        Title:  Partner

                                       RCG AMBROSE MASTER FUND LTD.


                                       By /s/ Peter A. Cohen
                                         --------------------------------------
                                        Name:   Peter A. Cohen
                                        Title:  Authorized Signatory


                                       RAMIUS MASTER FUND LTD.


                                       By /s/ Peter A. Cohen
                                         --------------------------------------
                                        Name:   Peter A. Cohen
                                        Title:  Authorized Signatory

                                   SCHEDULE IV

Shares purchased by Barington Companies Equity Partners, L.P.

Date        Number of Shares              Price Per Share     Cost(1)
----        ----------------              ---------------     -------
12/31/03    142,500                       $0.29               $41,325

Shares purchased by RCG Ambrose Master Fund Ltd.

Date        Number of Shares              Price Per Share     Cost(2)
----        ----------------              ---------------     -------
12/31/03    42,750                              $0.29         $12,397.50

Shares purchased by Ramius Securities, LLC

Date        Number of Shares              Price Per Share     Cost(3)
----        ----------------              ---------------     -------
12/31/03    28,500                              $0.29         $8,265

Shares purchased by Ramius Master Fund Ltd.

Date        Number of Shares              Price Per Share     Cost(4)
----        ----------------              ---------------     -------
12/31/03    71,250                              $0.29         $20,662.50


-----------------
1 Excludes commissions and other execution-related costs.

2 Excludes commissions and other execution-related costs.

3 Excludes commissions and other execution-related costs.

4 Excludes commissions and other execution-related costs.

                                   Schedule V

Directors and Officers of RCG Ambrose Master Fund, Ltd.


Name and Position       Principal Occupation         Principal Business Address
-----------------       --------------------         --------------------------

Mark R. Mitchell,       Managing Director            666 Third Avenue, 26th Floor
Director                Ramius Capital Group, LLC    New York, NY 10017

Jeffrey C. Smith,       Director                     666 Third Avenue, 26th Floor
Director                Ramius Capital Group, LLC    New York, NY 10017

CFS Company Ltd.        Nominee Company              Corporate Centre, West Bay Road
Director                                             PO Box 31106 SMB
                                                     Grand Cayman, Cayman Islands

CSS Corporation, Ltd.,  Nominee Company              666 Third Avenue, 26th Floor
Secretary                                            New York, NY 10017

                                   Schedule VI

Directors and Officers of Ramius Master Fund, Ltd.


Name and Position       Principal Occupation         Principal Business Address
-----------------       --------------------         --------------------------

Marran H. Ogilvie,      General Counsel              666 Third Avenue, 26th Floor
Director                Ramius Capital Group, LLC    New York, NY 10017

Morgan B. Stark,        Principal                    666 Third Avenue, 26th Floor
Director                Ramius Capital Group, LLC    New York, NY 10017

CFS Company Ltd.        Nominee Company              Corporate Centre, West Bay Road
Director                                             PO Box 31106 SMB
                                                     Grand Cayman, Cayman Islands

CSS Corporation, Ltd.,  Nominee Company              666 Third Avenue, 26th Floor
Secretary                                            New York, NY 10017